Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2008

Ms. Michelle G. Burris
Senior Vice President and Chief
Financial Officer
Trubion Pharmaceutics, Inc.
2401 Fouth Avenue, Suite 1050
Seattle, WA 98121

Re: Trubion Pharmaceutics, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2006**
**   Filed March 26, 2007**
**   File Number: 001-33054**

Dear Ms. Burris:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                    Sincerely,

                                                    Joel Parker
                                                    Accounting Branch Chief